Exhibit 99.2


                             Reconciliation to GAAP
                             ----------------------

We use net income before financial expenses, interest income, depreciation and amortization and income taxes (EBITDA) because we believe that it is a useful indicator of our ability to meet debt service and capital expenditure requirements. EBITDA is not intended as an alternative measure of operating income or cash flow from operations as determined in accordance with GAAP. Because EBITDA is not calculated identically by all companies, the presentation herein may not be comparable to other similar titled measures of other companies. The reconciliation of cash flows from operating activities of continuing operations as determined in accordance with GAAP to EBITDA is summarized as follows:


                                                         For the three-month              For the six-month
                                                      period ended March 31, 2003     period ended March 31, 2003
                                                                   (in thousands of U.S. Dollars)
                                                   ----------------------------------------------------------------

                                                      $                               $
Cash flows from operating activities of
continuing operations                                            11,706                           32,999
Non-controlling interest                                             49                              103
Amortization of deferred financial expenses                        (104)                            (129)
Foreign currency fluctuation                                       (156)                            (151)
Deferred income taxes                                               529                           (1,938)
Share in net loss of joint ventures                                 (33)                             (88)
Changes in working capital items from
continuing operations                                            (1,060)                         (11,270)
Financial expenses                                                  705                              851
Loss on foreign currency                                             19                              248
Interest income                                                    (286)                            (569)
Income taxes                                                      4,293                            7,651
                                                   ----------------------------------------------------------------

EBITDA                                                           15,662                           27,707
                                                   ----------------------------------------------------------------